UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

EBET, Inc.

(Name of Issuer)

Common shares, par value $0.001 per share

(Title of Class of Securities)

278700 208

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 278700 208

(1)	NAMES OF REPORTING PERSONS CP BF Lending, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER ** 1,496,466 Shares of Common Stock (1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER ** 1,496,466 Shares of Common Stock (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,466 Shares of Common Stock (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents 1,496,466 shares of Common Stock issuable upon CP BF Lending, LLC’s election to convert debt having an aggregate principal and accrued interest value of $31,204,644 as of December 31, 2023. Pursuant to the terms of the note conversion option agreement between CP BF Lending LLC and the registrant, CP BF Lending, LLC has the option to convert the principal balance and accrued interest due under its credit documents with the registrant into shares of the registrant’s Common Stock at a conversion price of $0.116 per share (subject to adjustment for stock splits, stock dividends and other similar events), and is prohibited from converting into Common Stock to the extent that such conversion would result in the number of shares of Common Stock beneficially owned by it and its affiliates exceeding 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to the conversion, with 1,496,466 representing the maximum number of shares of Common Stock issuable to CP BF Lending LLC based on the foregoing restriction.

(2)	Based on 14,979,642 shares outstanding as of February 12, 2024, as reported on the registrant’s Form 10-Q filed with the Securities and Exchange Commission on February 13, 2024.

CUSIP No: 278700 208

(1)	NAMES OF REPORTING PERSONS Alexander Bryant Washburn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER ** 1,496,466 Shares of Common Stock (1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER ** 1,496,466 Shares of Common Stock (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,466 Shares of Common Stock (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Represents 1,496,466 shares of Common Stock issuable upon CP BF Lending, LLC’s election to convert debt having an aggregate principal and accrued interest value of $31,204,644 as of December 31, 2023. Pursuant to the terms of the note conversion option agreement between CP BF Lending LLC and the registrant, CP BF Lending, LLC has the option to convert the principal balance and accrued interest due under its credit documents with the registrant into shares of the registrant’s Common Stock at a conversion price of $0.116 per share (subject to adjustment for stock splits, stock dividends and other similar events), and is prohibited from converting into Common Stock to the extent that such conversion would result in the number of shares of Common Stock beneficially owned by it and its affiliates exceeding 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to the conversion, with 1,496,466 representing the maximum number of shares of Common Stock issuable to CP BF Lending LLC based on the foregoing restriction.

(2)	Based on 14,979,642 shares outstanding as of February 12, 2024, as reported on the registrant’s Form 10-Q filed with the Securities and Exchange Commission on February 13, 2024.

CUSIP No: 278700 208

(1)	NAMES OF REPORTING PERSONS Stanley Logan Baty
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER ** 1,496,466 Shares of Common Stock (1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER ** 1,496,466 Shares of Common Stock (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,466 Shares of Common Stock (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Represents 1,496,466 shares of Common Stock issuable upon CP BF Lending, LLC’s election to convert debt having an aggregate principal and accrued interest value of $31,204,644 as of December 31, 2023. Pursuant to the terms of the note conversion option agreement between CP BF Lending LLC and the registrant, CP BF Lending, LLC has the option to convert the principal balance and accrued interest due under its credit documents with the registrant into shares of the registrant’s Common Stock at a conversion price of $0.116 per share (subject to adjustment for stock splits, stock dividends and other similar events), and is prohibited from converting into Common Stock to the extent that such conversion would result in the number of shares of Common Stock beneficially owned by it and its affiliates exceeding 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to the conversion, with 1,496,466 representing the maximum number of shares of Common Stock issuable to CP BF Lending LLC based on the foregoing restriction.

(2)	Based on 14,979,642 shares outstanding as of February 12, 2024, as reported on the registrant’s Form 10-Q filed with the Securities and Exchange Commission on February 13, 2024.

Item 1. Security and Issuer.

(a)	Name of Issuer:

EBET, Inc.

(b)	Address of Issuer:

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

Item 2. Identity and Background.

(a)	Name of Person Filing:

This statement is filed by CP BF Lending, LLC. CP BF Lending, LLC is the record and direct beneficial owner of the securities covered by this statement. Messrs. Washburn and Baty may be deemed to beneficially own the securities covered by this statement because they are the controlling members of the Board of Managers of Columbia Pacific Advisors, LLC. Columbia Pacific Advisors LLC is the manager of CP Business Finance GP, LLC, the manager of CP BF Lending, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the reporting persons is:

1910 Fairview Ave. E., Suite 300

Seattle, WA 98102

(c)	Citizenship or Place of Organization:

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities:

Common shares, par value $0.001 per share

(e)	CUSIP Number:

278700 208

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned:

1,496,466 Shares of Common Stock

(b)	Percent of Class:

Each of the reporting persons may be deemed to own 9.999% of the Common Stock of the Issuer

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

1,496,466 Shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

1,496,466 Shares of Common Stock

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2024

CP BF LENDING, LLC

By: CP Business Finance GP, LLC, its manager,
By: Columbia Pacific Advisors, LLC, its manager

/s/ Alan Spragins
Name:	Alan Spragins
Title:	Authorized Signatory

Dated: February 14, 2024

/s/ Alexander Bryant Washburn
Alexander Bryant Washburn

Dated: February 14, 2024

/s/ Stanley Logan Baty
Stanley Logan Baty